Alliance Leicester

Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

2007 JUL 26 P 12:

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

11 July 2007

07025545

Dear Sir or Madam

BEST AVAILABLE COPY

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption
June Submissions

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 June to 30 June 2007.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PP Sandra Odell
Deputy Secretary

Tel: 0116 200 4352
Fax: 0116 200 4390
Email: sandra.odell@alliance-leicester.co.uk

PROCESSED
JUL 30 2007
THOMSON FINANCIAL

ENCLS

1990006 (9/06)

Alliance
Leicester

Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

June 2007

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 12 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

William Sutton	8 May 2007
Various	9 May 2007
Fiona Rodford	23 May 2007
Various	6 June 2007

Form TR-1 Notification of Major Interests in Shares

Alliance & Leicester ShareSafe Limited

Class 3 Transaction – Mitre Capital Partners
Appointment of Non-Executive Director – Mary Francis
Voting Rights and Capital x 4
Annual Information Update
2007 Annual General Meeting Results
AGM Trading Statement
Appointment of New Group Chief Executive – David Bennett
Pre-Close Trading Statement

Information distributed to the Company's security holders

Nil

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	25	05	2007
To	25	05	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3936	3997	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£8.795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	118
Schedule of Allotments	
Date of Exercise:	25/05/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue Spou
Christopher Robert	Annis	Acorn House	High Street	Buxted	East Sussex	TN22 4JU	0	3936	3,936	0	
Christopher Robert	Annis	Acorn House	High Street	Buxted	East Sussex	TN22 4JU	0	3997	3,997	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
								7933	**7,933**	**0**	

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	05	2007	29	05	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3559	1382	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£8.795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 119

Schedule of Allotments

Date of Exercise: 29/05/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issu Spo
David	Pearson	17 Church Green	Formby	Liverpool	Merseyside	L37 2LN	0	1623	1,623	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
								1623	**1,623**	**0**	

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 119

Schedule of Allotments
Date of Exercise: 29/05/2007

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Sp
Victoria	Matthews	3 Whitegate Barns	Weaste Lane	Thelwall	Cheshire	WA4 3JR	1170	1,170	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
							1170	1,170	0	

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 119

Schedule of Allotments
Date of Exercise: 29/05/2007

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Sp
Richard Wylie	Anderson	12 Sharpes Close	Thornton	Coalville	Leicestershire	LE67 1BY	766	766	0	
Richard Wylie	Anderson	12 Sharpes Close	Thornton	Coalville	Leicestershire	LE67 1BY	1382	1,382	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
							2148	**2,148**	**0**	

Companies House

for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	05	2007	30	05	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3966	980	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£0.00	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	120
Schedule of Allotments	
Date of Exercise:	30/05/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issu Spou
Simon Mark	Brady	Orchard View	Sandmead Road	Sandford	Winscombe	North Somerset	BS25 5QG		3395	3,395	0	
Paul Andrew	Kirwan	28 Beech Avenue	Upton	Wirral	Merseyside	CH49 4NJ		0	571	571	0	
0	0	0		0	0	0	0	0	0	0	0	
0	0	0		0	0	0	0	0	0	0	0	
0	0	0		0	0	0	0	0	0	0	0	
0	0	0		0	0	0	0	0	0	0	0	
0	0	0		0	0	0	0	0	0	0	0	
0	0	0		0	0	0	0	0	0	0	0	
									3966	**3,966**	**0**	

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 120

Schedule of Allotments

Date of Exercise: 30/05/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issu Spou
Simon Mark	Brady	Orchard View	Sandmead Road	Sandford	Winscombe	North Somerset	BS25 5QG	490	490	0	
Simon Mark	Brady	Orchard View	Sandmead Road	Sandford	Winscombe	North Somerset	BS25 5QG	490	490	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
								980	**980**	**0**	

File No. 82-4964

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	05	2007	31	05	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1473	7994	1520
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.60	£0.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 12,597
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 01.06.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC.

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 121

Schedule of Allotments
Date of Exercise: 31/05/2007

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Virginia Joan	Kilgallen	75 Leicester Road	Oadby	Leicester	Leicestershire	LE2 4DF	587	587	0	0
Virginia Joan	Kilgallen	75 Leicester Road	Oadby	Leicester	Leicestershire	LE2 4DF	1473	1,473	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							2060	2,060	0	0

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day / Month / Year	To: Day / Month / Year
	01 05 2007	01 06 2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	595		
Nominal value of each share	50p		
Amount (if any) paid or due on each share (including any share premium)	£3.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 122

Schedule of Allotments

Date of Exercise: 01/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard Wylie	Anderson	12 Sharpes Close	Thornton	Coalville	Leicestershire	LE67 1BY	0	595	595	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								595	**595**	**0**	**0**

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04 06 2007	04 06 2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	567		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.81		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	123
Schedule of Allotments	
Date of Exercise:	04/06/2007

Forename	Surname	Address		Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant
PETER	HOLLOWAY	57 ACK LANE EAST	BRAMHALL CHESHIRE SK7 2BE	567	567	0
				567	**567**	**0**

coform

File No. 82-4964 **88(2)**

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 / 06 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	268	8,888	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.89	11.72	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

coform

88(2)

(Revised 2005)

RECEIVED

2007 JUL 25 P 12:-7

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	928	993	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	632	689	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

coform

File No. 82-4964

88(2)

(Revised 2005)

RECEIVED

[illegible]

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,766	2,288	337
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	668	705	813

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

6b8

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 04 June 2007

Alliance Leicester

Early Exercise 2004 Plan

Name			Address					Total Options Exercised
MR	RICHARD	HILL	WAYSIDE	233 SPEKE ROAD	WOOLTON	LIVERPOOL	L25 0LA	1,1
MRS	GILLIAN	HOWLETT	39 THE ROUND MEADE	LIVERPOOL	MERSEYSIDE	L31 8DY		6
MR	HOWARD	IBBOTSON	17 REMBRANT AVENUE	TINGLEY	WAKEFIELD	WF3 1UF		3
MRS	TERESA	LAWSON	46 WINDSOR ROAD	FORMBY	MERSEYSIDE	L37 6DY		2
MR	BARRY	MCGURGAN	4 CHILTON CLOSE	MAGHULL	LIVERPOOL	L31 6ER		4
MR	DAVID	MUDDIMER	26 CHANTRY CLOSE	HUNCOTE	LEICESTER	LE9 3AE		3
MRS	MARGARET	PLAISTOW	18 APOLLO WAY	BOOTLE	MERSEYSIDE	L30 7PH		2
MRS	JANE	WESTON	3 BROOKLANDS LANE	MENSTON	ILKLEY	LEEDS	LS29 6PL	2
							Total	**3,7**

813

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 04 June 2007

Alliance Leicester

Early Exercise 2006 Plan

Name			**Address**					**Total Options Exercise**
MRS	MICHELLE	BONNER	17 MUNTJACK ROAD	WHETSTONE	LEICESTER	LE8 6BJ		
MR	HOWARD	IBBOTSON	17 REMBRANT AVENUE	TINGLEY	WAKEFIELD	WF3 1UF		
MR	DAVID	MUDDIMER	26 CHANTRY CLOSE	HUNCOTE	LEICESTER	LE9 3AE		1
MRS	JANE	WESTON	3 BROOKLANDS LANE	MENSTON	ILKLEY	LEEDS	LS29 6PL	
							Total	3

coform File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13 / 06 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	668		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	813		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 15 June 2007

Alliance Leicester

Early Exercise 2006 Plan

Name			Address					Total Options Exercised
MRS	DEBORAH	APPLIN	22 BEECH TREE ROAD	BARDON		LEICESTERSHIRE	LE67 4JN	16
MR	GORDON	SON	3 WILLOW LANE	FILLONGLEY		COVENTRY	CV7 8JB	12
MISS	FIONA	WATSON	CRESCENT	NETHERTON		L30 7RU		15
MRS	COLETTE	WHITE	70 LITHERLAND PARK	LIVERPOOL		L21 9HR		22
							Total	**66**

coform

File No. 82-4904

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13 / 06 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,784	4,370	2,812
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	813	668	705

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

632

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 15 June 2007

Alliance Leicester

Early Exercise 2002 Plan

Name				**Address**				**Total Options Exercised**
MR	NICHOLAS	CONWAY	24 PARK ROAD	BIRSTALL	LEICESTERSHIRE	LE4 3AU		2365
MRS	MARGARET	DUDLEY	10 WHINMOOR ROAD	WEST DERBY	LIVERPOOL	L12 2AX		946
MRS	SANDRA	NEELY	19 MULBERRY CLOSE	SHEVINGTON PARK	KIRKBY	MERSEYSIDE	L33 4DY	473
							Total	**3,784**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 15 June 2007

Alliance Leicester

Early Exercise 2005 Plan

Name			Address					Total Options Exercised
MRS	DEBORAH	APPLIN	22 BEECH TREE ROAD	BARDON	LEICESTERSHIRE	LE67 4JN		30
MS	DENISE	BATCHELOR	55 BARN DRIVE	MAIDENHEAD	BERKS	SL6 3PR		13
MR	DENNIS	BROOKMAN	87 SCORE LANE	CHILDWALL	LIVERPOOL	L16 5ED		15
MRS	JULIA	CASSIDY	31 ST MONICA'S DRIVE	BOOTLE	L30 2RN			75
MISS	KAREN	GREGORY	67 THE MOORINGS	LYDIATE	MERSEYSIDE	L31 2PR		15
MRS	JOYCE	LOWRY	46 LYNWOOD ROAD	ORRELL PARK	LIVERPOOL	L9 3AF		15
MRS	SANDRA	NEELY	19 MULBERRY CLOSE	SHEVINGTON PARK	KIRKBY	MERSEYSIDE	L33 4DY	45
MR	GORDON	RICHARDSON	3 WILLOW LANE	FILLONGLEY	COVENTRY	CV7 8JB		22
MR	PHILIP	WALKLEY	3 CARNABY CLOSE	TARBOCK	LIVERPOOL	L36 0YQ		30
MISS	FIONA	WATSON	12 BARBERRY CRESCENT	NETHERTON	L30 7RU			18
							Total	**281**

Companies House
for the record

File No. 82-4964

RECEIVED
2007 JUL 26 P 12:47

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	06	2007	27	06	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1223	133	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£8.795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 124

Schedule of Allotments

Date of Exercise: 27/06/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issu Spo
Andrew Peter	Hubbard	11 Lime Grove	Kirby Muxdoe	Leicester	Leicestershire	LE9 2DF	0	1223	1,223	0	
Andrew Peter	Hubbard	11 Lime Grove	Kirby Muxdoe	Leicester	Leicestershire	LE9 2DF	0	133	133	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
								1356	**1,356**	**0**	

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Disposed	Price per Share £
W E Sutton	Yes	1,370	£11.61

Disposal of shares by Mr W E Sutton from his nominee Alliance & Leicester ShareSafe Limited.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Alliance & Leicester ShareSafe Limited

7. State the nature of the transaction

Sale of Shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

N/A

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

10. Number of shares, debentures or financial instruments relating to shares disposed

1,370

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£11.61

13. Date and place of transaction

4 May 2007 – London Stock Exchange

14. Date issuer informed of transaction

4 May 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

8 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	11	11.61
D J Bennett	Yes	Yes	11	11.61
C S Rhodes	Yes	Yes	11	11.61
S G Baum	Yes		11	11.61
I D Buchanan	Yes		11	11.61
S G Dawkins	Yes		11	11.61
B P Glover	Yes		11	11.61
I J Hares	Yes		11	11.61
R J Hopwood	Yes		11	11.61
S Leonard	Yes		11	11.61
T S Lloyd	Yes		11	11.61
S Murphy	Yes		11	11.61
L Permutt	Yes		11	11.61
G Pilkington	Yes		11	11.61
G Wilkinson	Yes		11	11.61

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

165

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£11.61

13. Date and place of transaction

8 May 2007 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

8 May 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

9 May 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Fiona Rodford	Yes	3,488	£8.60 (i)
Fiona Rodford	Yes	5,232	£8.60 (ii)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £8.60.

(ii) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

Ms Rodford sold all 8,720 shares on the London Stock Exchange at £12.00 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Approved and Unapproved Company Share Option Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

8,720

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

8,720

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when

calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

22 May 2007 – London Stock Exchange

14. Date issuer informed of transaction

23 May 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

23 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	11	11.72
D J Bennett	Yes	Yes	11	11.72
C S Rhodes	Yes	Yes	11	11.72
S G Baum	Yes		11	11.72
I D Buchanan	Yes		11	11.72
S G Dawkins	Yes		11	11.72
B P Glover	Yes		11	11.72
I J Hares	Yes		11	11.72
R J Hopwood	Yes		11	11.72
S Leonard	Yes		11	11.72
T S Lloyd	Yes		11	11.72
S Murphy	Yes		11	11.72
L Permutt	Yes		11	11.72
G Pilkington	Yes		11	11.72
G Wilkinson	Yes		11	11.72

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

165

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£11.72

13. Date and place of transaction

5 June 2007 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 June 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell

Telephone: 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Date of notification

6 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Alliance & Leicester plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)
First notification under DTR Sourcebook

3. Full name of person(s) subject to the notification obligation (iii):
Alliance & Leicester ShareSafe Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
same as 3 above

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A

6. Date on which issuer notified:
19 April 2007

7. Threshold(s) that is/are crossed or reached:
Above 10%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary 50p shares	50,501,983	11.51%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary 50p shares	50,501,983	50,501,983		11.51%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
50,501,193	11.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Alliance & Leicester ShareSafe Limited

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using shares in issue figure of 438,803,131.

Alliance & Leicester ShareSafe Limited is the corporate nominee for Alliance & Leicester plc shareholders which as at 18 April 2007 consisted of 188,182 individual shareholders.

14. Contact name:
Sandra Odell

15. Contact telephone number:
0116 200 4352

Title: Class 3 transaction - Mitre Capital Partners

Alliance & Leicester announces the launch of Mitre Capital Partners (Mitre), a new joint venture between Alliance & Leicester, Rothschild and specialist commercial property fund manager Lanebridge Investment Management. Mitre has acquired the commercial property finance business of Ansbacher & Co, including both the experienced management team and the portfolio of development finance loans. Alliance & Leicester has a 51% controlling interest in the voting shares in the new venture, Rothschild holds 13.25% and Lanebridge Investment Management 35.75%.

As at 31 December 2006, the commercial property finance business of Ansbacher & Co had gross assets of £129m and Alliance & Leicester's commercial lending balances were £6.5bn, with some 12% representing property finance.

Contacts:

Mark Jones	Head of Investor Relations	0116 200 4492
Stuart Dawkins	Director of Corporate Communications	0116 200 3088
Press Office		0116 200 3355

Appointment of Non-Executive Director

Alliance & Leicester plc today announces that Mary Francis will be appointed as a non-executive director of the Group with effect from 2 May 2007.

Sir Derek Higgs, Chairman, said "In a distinguished career, Mary has been Private Secretary to the Prime Minister and Deputy Private Secretary to the Queen and is a former Director General of the Association of British Insurers. She is a non-executive director of the Bank of England, Centrica plc, Aviva plc and St Modwen Properties plc. I am delighted to welcome Mary to the Board and look forward to working with her."

Contacts

Stuart Dawkins Director of Corporate Communications	0116 200 3088
Alliance & Leicester Press Office	0116 200 3355

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 29 March 2007 consists of:

438,633,207 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **438,633,207**. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 27 April 2007 consists of:

438,856,712 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **438,856,712.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 30 May 2007 consists of:

436,063,679 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **436,063,679.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 28 June 2007 consists of:

432,123,329 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **432,123,329.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

ALLIANCE & LEICESTER PLC – Annual Information Update

In according with Prospectus Rule 5.2, Alliance & Leicester plc submits its Annual Information Update, following the publication of our 2006 financial statements in March 2007. This Annual Information Update refers to information that has been published or made available to the public in the UK and the USA in compliance with the Company's obligations under European Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The Company is obliged to provide this Annual Information Update by virtue of having transferable debt securities listed or admitted to trading on regulated markets in London.

The Annual Information update covers the 12 months up to and including 29 March 2007.

Announcements made via RNS in London.

The following announcements were made by Alliance & Leicester plc:-

Announcement	Date	RNS No.
Publication of Prospectus - £300,000,000 Alliance & Leicester plc Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares	24.03.06	5226D
PDMR Share Dealing - Pilkington	05.04.06	0528B
PDMR Share Dealing - Pilkington	05.04.06	0540B
PDMR Share Dealing – Permutt	12.04.06	4656B
AGM Statement	02.05.06	2976C
AGM Results	03.05.06	3885C
PDMR/Director Share Dealing – (SIP Allocation May 06)	08.05.06	6214C
Blocklisting six month return	08.05.06	6215C
Annual Information Update – year to 30 April 2006	12.05.06	8953C
Takeover & Merger - Rule 210 Announcement	22.05.06	3742D
Blocklisting six month return	26.05.06	6929D
Holding In Company – Aviva	26.05.06	6933D
PDMR/Director Share Dealing – (SIP Allocation June 06)	06.06.06	1375E
Rule 2.10 Announcement	06.06.06	1377E
Pre-Close Trading Statement	09.06.06	3886E
Rule 2.10 Announcement	16.06.06	7557E
Publication of Prospectus - U.S.$25,000,000,000 Euro Medium Term Note Programme	30.06.06	4650F
Statement concerning Credit Agricole	05.07.06	6963F
PDMR/Director Share Dealing – (SIP Allocation July 06)	07.07.06	8718F
Publication of Final Terms - Issue of GBP 1,700,000 Floating Rate Notes due July 2012	18.07.06	3484G
Interim Results 2006	27.07.06	8562G
Blocklisting six monthly return	31.07.06	0045H
Publication of Supplementary Prospectus - U.S.$25,000,000,000 Euro Medium Term Note Programme	31.07.06	0214H
Publication of Final Terms - Issue of JPY 50,000,000,000 Floating Rate Notes due 2009	07.08.06	1916H
PDMR/Director Share Dealing – grant of Executive Options	07.08.06	3565H
PDMR/Director Share Dealing – (SIP Allocation August 06)	09.08.06	4581H

Publication of Final Terms - Issue of GBP 125,000,000 Floating Rate Notes due 18 August 2009	18.08.06	6466H
PDMR/Director Share Dealing – ShareSave Grant	05.09.06	5282I
PDMR/Director Share Dealing – Bennett, Wilkinson & Thomas	05.09.06	5296I
Holding in Company - Barclays	05.09.06	5304I
Holding In Company - Barclays	06.09.06	5976I
PDMR/Director Share Dealing (SIP Share Allocation Sept 06)	07.09.06	6510I
Sale of Commercial Customer Leases	15.09.06	0562J
Publication of Final Terms - Issue of GBP 50,000,000 Floating Rate Notes due 15 September 2008	15.09.06	4431I
PDMR Share Dealing - Astley	19.09.06	1821J
PDMR/Director Share Dealing – (SIP Allocation October 06)	10.10.06	2547k
Publication of Final Terms - Issue of JPY 6,800,000,000 Floating Rate Notes due 30 October 2008	31.10.06	0942L
Publication of Final Terms - Issue of CZK 1,105,000,000 Zero Coupon Notes due October 2008	31.10.06	7470K
PDMR/Director Share Dealing – hares, Permutt, Sutton	02.11.06	4594L
PDMR/Director Share Dealing (SIP Share Allocation Nov 06)	07.11.06	6940L
Directorate Change - Michael Allen's resignation	05.12.06	2776N
PDMR/Director Share Dealing SIP December 2006	06.12.06	3612N
Publication of Final Terms - Issue of JPY 7,000,000,000 0.01 per cent. Notes due December 2008	11.12.06	5988N
Pre-Close Trading Statement	12.12.06	7369N
Publication of Final Terms - Issue of JPY 1,000,000,000 0.55625 per cent. Fixed Rate Notes due 21 December 2010	18.12.06	0828O
Voting Rights & Capital	29.12.06	7745O
Blocklisting – various six monthly returns	29.12.06	7752O
Basel II Application Waiver	04.01.07	9706O
PDMR/Director Share Dealing (SIP share allocation January 07)	08.01.07	1681P
Publication of Final Terms - Issue of USD 500,000,000 Floating Rate Notes due 2010	12.01.07	4218P
Publication of Final Terms - Issue of USD 5,900,000 Floating Rate Notes due January 2009	16.01.07	4511P
Holding in Company – Aviva	17.01.07	6951P
Voting Rights & Capital	19.01.07	8444P
Publication of Final Terms - Issue of EUR 125,000,000 Floating Rate Notes due January 2009	26.01.07	1191Q
Holding in Company - Prudential	26.01.07	2242Q
Publication of Final Terms - Issue of EUR 30,000,000 4.184 per cent. Fixed Rate Notes due 26 January 2009	26.01.07	9428P
Publication of Final Terms - Issue of AUD 150,000,000 Floating Rate Notes due November 2010 (the "Notes") (to be consolidated and form a single series with the existing AUD 200,000,000 Floating Rate Notes due November 2010 issued as Tranche 1 on 22nd November 2005).	29.01.07	0742Q
Publication of Final Terms - Issue of EUR 150,000,000 Floating Rate Notes due January 2009	29.01.07	2752Q
Publication of Final Terms - Issue of GBP 6,000,000 5.836 per cent. Notes due 5 February 2009	05.02.07	6222Q
Holding in Company – Legal & General	05.02.07	7355Q
PDMR/Director Share Dealing (SIP share allocation February 07)	05.02.07	7363Q

Final Results	20.02.07	5557R
Publication of Final Terms - Issue of CZK 800,000,000 Floating Rate Notes due February 2012	21.02.07	3530R
Directorate Change – Richard Pym future retirement	21.02.07	6020R
Publication of Final Terms - Issue of GBP 50,000,000 Floating Rate Notes due February 2009	26.02.07	5667R
Voting Rights & Capital	28.02.07	0432S
Holding in Company – Credit Agricole	28.02.07	0438S
PDMR/Director Share Dealing – Banks	28.02.07	0705S
PDMR/Director Share Dealing – Bennett	28.02.07	0713S
PDMR/Director Share Dealing – Pym	28.02.07	0731S
PDMR/Director Share Dealing - Rhodes	28.02.07	0751S
PDMR/Director Share Dealing (SIP share allocation March 07)	06.03.07	4241S
PDMR Share Dealing - Robinson	06.03.07	4263S
Director Share Dealing - Pym & Bennett	06.03.07	5256S
Holding in Company – Credit Agricole	07.03.07	5326S
PDMR Share Dealing –Robinson & Sutton	07.03.07	5334S
Director Share Dealing – Pym & Bennett	07.03.07	5340S
PDMR/Director Share Dealing – Grant of Executive Options	07.03.07	5350S
Directorate Changes - Peter Barton's retirement	14.03.07	9212S
PDMR Share Dealing - Hares	14.03.07	9740S
PDMR Share Dealing - Hares	14.03.07	9745S
PDMR Share Dealing - Dawkins and Wilkinson	14.03.07	9750S
Publication of Final Terms - Issue of GBP 50,000,000 Floating Rate Notes due March 2009	15.03.07	8462S
Publication of Final Terms - Issue of EUR 60,000,000 Floating Rate Notes due September 2009	16.03.07	7445S
Publication of Final Terms - Issue of GBP 100,000,000 Floating Rate Notes due March 2009	16.03.07	9586S
Accounts available on website	19.3.07	2213T
Holding in Company – AXA S.A	19.3.07	2220T
PDMR Share Dealing - Wilkinson	20.3.07	3533T
PDMR Share Dealing - Thomas	21.3.07	4457T
PDMR Share Dealing - Glover	22.3.07	5375T
PDMR Share Dealing - Astley	23.03.07	5868T
Publication of Supplementary Prospectus - U.S.$25,000,000,000 Euro Medium Term Note Programme	23.03.07	6314T
PDMR Share Dealing - Leonard	26.03.07	7090T
PDMR Share Dealing - Pilkington	26.03.07	7095T
Publication of Final Terms - Issue of USD 20,500,000 Floating Rate Notes due January 2009	12.01..07	4216P

The above announcements were released via RNS and can be downloaded from www.alliance-leicester-group.co.uk or the market news page of the London Stock Exchange website www.londonstockexchange.com

Documents filed with Companies House

The Company filed the following forms with Companies House within the 12 month period ended 26 March 2007.

Document	Date	Description
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
395	15/05/2006	Particulars of a Mortgage or Charge

88(2)R	15/05/2006	Allotment of Shares
88(2)R	23/05/2006	Allotment of Shares
88(2)R	23/05/2006	Allotment of Shares
88(2)R	23/05/2006	Allotment of Shares
88(2)R	23/05/2006	Allotment of Shares
88(2)R	25/05/2006	Allotment of Shares
88(2)R	26/05/2006	Allotment of Shares
Special Resolution	31/05/2006	Purchase Market Shares, Disapplication of Pre-Emption Rights; Authority to Allot Securities; Adoption of Memorandum & Articles
AA	01/06/2006	Group Accounts made up to 31/12/2005
Ordinary Resolution	07/06/2006	Increase in authorised share capital
123	07/06/2006	Notice of Increase in Nominal Capital
123	07/06/2006	Notice of Increase in Nominal Capital
123	07/06/2006	Notice of Increase in Nominal Capital
88(2)R	13/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
Ordinary Resolution	05/07/2006	Subscription agreement – preference shares
88(2)R	07/07/2006	Allotment of Shares
88(2)R	07/07/2006	Allotment of Shares
88(2)R	17/07/2006	Allotment of Shares
88(2)R	02/08/2006	Allotment of Shares
88(2)R	16/08/2006	Allotment of Shares
88(2)R	16/08/2006	Allotment of Shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
88(2)R	12/09/2006	Allotment of Shares
88(2)R	12/09/2006	Allotment of Shares
88(2)R	12/09/2006	Allotment of Shares
88(2)R	15/09/2006	Allotment of Shares
88(2)R	15/09/2006	Allotment of Shares
88(2)R	15/09/2006	Allotment of Shares
88(2)R	15/09/2006	Allotment of Shares
88(2)R	20/09/2006	Allotment of Shares
88(2)R	20/09/2006	Allotment of Shares
88(2)R	20/09/2006	Allotment of Shares
88(2)R	20/09/2006	Allotment of Shares

88(2)R	20/09/2006	Allotment of Shares
88(2)R	26/09/2006	Allotment of Shares
88(2)R	26/09/2006	Allotment of Shares
88(2)R	26/09/2006	Allotment of Shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
88(2)R	06/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
169	10/10/2006	Return by a Public Company cancelling shares
169	10/10/2006	Return by a Public Company cancelling shares
88(2)R	11/10/2006	Allotment of Shares
88(2)R	11/10/2006	Allotment of Shares
88(2)R	12/10/2006	Allotment of Shares
88(2)R	13/10/2006	Allotment of Shares
169	17/10/2006	Return by a Public Company cancelling shares
169	17/10/2006	Return by a Public Company cancelling shares
169	17/10/2006	Return by a Public Company cancelling shares
169	17/10/2006	Return by a Public Company cancelling shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	19/10/2006	Allotment of Shares
88(2)R	24/10/2006	Allotment of Shares
88(2)R	24/10/2006	Allotment of Shares
88(2)R	24/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares

88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
169	08/11/2006	Return by a Public Company cancelling shares
169	08/11/2006	Return by a Public Company cancelling shares
169	08/11/2006	Return by a Public Company cancelling shares
169	08/11/2006	Return by a Public Company cancelling shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
169	15/11/2006	Return by a Public Company cancelling shares
169	15/11/2006	Return by a Public Company cancelling shares
169	15/11/2006	Return by a Public Company cancelling shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	20/11/2006	Allotment of Shares
88(2)R	20/11/2006	Allotment of Shares
88(2)R	20/11/2006	Allotment of Shares
88(2)R	20/11/2006	Allotment of Shares
88(2)R	22/11/2006	Allotment of Shares
88(2)R	22/11/2006	Allotment of Shares
88(2)R	22/11/2006	Allotment of Shares
88(2)R	30/11/2006	Allotment of Shares
88(2)R	30/11/2006	Allotment of Shares
88(2)R	30/11/2006	Allotment of Shares
88(2)R	06/12/2006	Allotment of Shares
88(2)R	06/12/2006	Allotment of Shares
88(2)R	06/12/2006	Allotment of Shares
88(2)R	06/12/2006	Allotment of Shares
88(2)R	10/12/2006	Allotment of Shares
88(2)R	10/12/2006	Allotment of Shares
169	12/12/2006	Return by a Public Company cancelling shares
169	12/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares

169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
88(2)R	14/12/2006	Allotment of Shares
88(2)R	14/12/2006	Allotment of Shares
88(2)R	14/12/2006	Allotment of Shares
363s	19/12/2006	Annual Return
169	20/12/2006	Return by a Public Company cancelling shares
169	20/12/2006	Return by a Public Company cancelling shares
169	20/12/2006	Return by a Public Company cancelling shares
88(2)R	20/12/2006	Allotment of Shares
88(2)R	20/12/2006	Allotment of Shares
88(2)R	20/12/2006	Allotment of Shares
88(2)R	20/12/2006	Allotment of Shares .
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
88(2)R	04/01/2007	Allotment of Shares
88(2)R	04/01/2007	Allotment of Shares
88(2)R	04/01/2007	Allotment of Shares
88(2)R	04/01/2007	Allotment of Shares
88(2)R	05/01/2007	Allotment of Shares
88(2)R	08/01/2007	Allotment of Shares
88(2)R	08/01/2007	Allotment of Shares
88(2)R	10/01/2007	Allotment of Shares
88(2)R	10/01/2007	Allotment of Shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	15/01/2007	Return by a Public Company cancelling shares
169	15/01/2007	Return by a Public Company cancelling shares

169	15/01/2007	Return by a Public Company cancelling shares
169	15/01/2007	Return by a Public Company cancelling shares
88(2)R	16/01/2007	Allotment of Shares
88(2)R	16/01/2007	Allotment of Shares
288b	25/01/2007	Resignation of Director (Michael Allen)
88(2)R	15/02/2007	Allotment of Shares
88(2)R	15/02/2007	Allotment of Shares
88(2)R	20/02/2007	Allotment of Shares
88(2)R	05/03/2007	Allotment of Shares
88(2)R	05/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares

During the year to 29 March 2007, a total of 2,813,841 shares were newly allotted. The current issued share capital is 438,633,207.

The Annual Report and Accounts for the year ended 31 December 2005 were filed at Companies House on 1 June 2006. Further information on these filings can be found on the Companies House website www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk

Announcements lodged with UK Listing Authority

The following filings were made in respect of Alliance & Leicester plc's Euro Medium Term Note programme and £300,000,000 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares during the 12 month period up to and including 23rd April 2007:

1. U.S.$25,000,000,000 Euro Medium Term Note Programme Information Memorandum dated 29 June 2006.
2. U.S.$25,000,000,000 Euro Medium Term Note Programme Supplementary Prospectus dated 31 July 2007.
3. U.S.$25,000,000,000 Euro Medium Term Note Programme Supplementary Prospectus dated 23 March 2007.
4. £300,000,000 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares dated 24 Ma

The following is a summary of the listed securities issued by Alliance & Leicester plc under its Euro Medium Term Note Programme during the 12 month period up to and including 23rd March 2007.

Currency	Amount	Issue Date	Maturity Date	ISIN

CHF	15,000,000	07/04/2006	07/04/2008	XS0249906214
GBP	100,029,000	12/04/2006	12/10/2007	XS0250105748
GBP	2,500,000	16/05/2006	10/05/2012	XS0254736043
GBP	50,000,000	18/05/2006	30/12/2008	XS0168950672
EUR	500,000,000	14/06/2006	14/06/2013	XS0257817915
GBP	1,700,000	18/07/2006	12/07/2012	XS0261716798
JPY	50,000,000,000	07/08/2006	07/08/2009	XS0263105213
GBP	125,000,000	18/08/2006	18/08/2009	XS0264903328
GBP	50,000,000	15/09/2006	15/09/2008	XS0266847903
JPY	6,800,000,000	30/10/2006	30/10/2008	XS0272919704
CZK	1,105,000,000	31/10/2006	31/10/2008	XS0272408443
JPY	7,000,000,000	11/12/2006	12/12/2008	XS0277792478
JPY	1,000,000,000	15/12/2006	21/12/2010	XS0279079031
USD	500,000,000	12/01/2007	12/01/2010	XS0281718469
USD	20,500,000	12/01/2007	12/01/2009	XS0282127470
USD	5,900,000	16/01/2007	16/01/2009	XS0282158863
EUR	125,000,000	26/01/2007	26/01/2009	XS0284375952
EUR	30,000,000	26/01/2007	26/01/2009	XS0284399382
EUR	150,000,000	29/01/2007	29/01/2009	XS0284252953
AUD	150,000,000	29/01/2007	22/11/2010	XS0236113097
GBP	6,000,000	05/02/2007	05/02/2009	XS0284687331
CZK	800,000,000	21/02/2007	21/02/2012	XS0287051741
GBP	50,000,000	26/02/2007	26/02/2009	XS0286332894
GBP	50,000,000	15/03/2007	16/03/2009	XS0291423274
EUR	60,000,000	16/03/2007	30/09/2009	XS0291365301
GBP	100,000,000	16/03/2007	16/03/2009	XS0291978228

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date owing to changing circumstances.

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus Directive, as implemented in the United Kingdom and not for any other purpose and neither the Company, or any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This Annual Information Update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Simon Lloyd
30 March 2007

Alliance & Leicester plc

2007 Annual General Meeting Results

The Board of Alliance & Leicester plc is pleased to announce that the following resolutions were passed at the Annual General Meeting of the Company held on 1 May 2007;

Resolution	For No. of Votes	Discretionary No. of Votes	Against No. of Votes	Vote Withheld No. of Votes
1. To receive the Directors' Report and Accounts and the Auditor's Report for the year ended 31 December 2006	170,355,248	4,691,322	755,160	214,785
2. To declare a final dividend	171,225,278	4,625,983	53,082	112,172
3. To re-elect Mr R L Banks as a director	170,130,274	4,860,141	543,047	483,053
4. To re-elect Mrs J V Barker as a director	169,422,240	4,868,206	1,241,104	484,965
5. To re-elect Mr E J Watts as a director	169,934,875	4,895,154	674,380	512,106
6. To reappoint Deloitte & Touche LLP as auditors and authorise the Group Audit Committee to determine the remuneration of the auditors	164,898,024	4,942,897	5,873,629	301,964
7. To approve the Directors', Remuneration Report for the year ended 31 December 2006	164,584,628	5,046,352	3,389,069	2,996,465
8. To authorise the directors to allot relevant securities	167,420,973	5,100,964	2,696,485	798,093
9. To authorise the directors to allot equity securities for cash	169,062,446	5,158,458	979,806	815,805
10. To authorise the Company to purchase its own shares	168,897,034	5,049,284	1,532,072	538,125
11. To authorise the Company to make political donations and incur political expenditure	163,654,446	4,813,175	6,539,816	1,009,078
12. To authorise the Company to send or supply documents or information to members by making them available on a website	167,028,857	4,931,708	2,799,981	1,255,969

Total Cards Received	57,269
Total Web Votes	633
Total Crest Votes	261
Total Cards Processed	58,163

The issued share capital as at the meeting date was 438,756,712

The Speeches given by Sir Derek Higgs - Chairman and Richard Pym - Group Chief Executive are available on the Alliance & Leicester corporate website – www.alliance-leicester-group.co.uk

AGM TRADING STATEMENT

The following is an extract from the report that will be presented at Alliance & Leicester plc's Annual General M

In the first three months of 2007 Alliance & Leicester has achieved profitable growth and continued to deliver against each of its strategic objectives.

We achieved strong franchise growth in the first three months of 2007. Prime residential net mortgage lending was £1bn, an estimated market share of 4%, whilst our specialist mortgage business continued to build momentum with new lending of around £80m. We have seen strong growth in our gross unsecured lending compared to the same period in 2006, with no relaxation in our credit criteria. We also continued to see good growth in our current account base and personal deposit account balances. In Commercial Banking, our lending balances have increased from £6.5bn at the end of December 2006 to £6.9bn and our Business Banking account base continues to see good growth, with new account openings higher than in the same period in 2006.

We continue to maintain our focus on cost control and have recently signed a new contract with the Post Office which facilitates future profitable growth in our cash handling business.

Our asset quality remains strong and better than industry averages. The unsecured impairment loss charge was lower in the first three months of 2007 than in the same period in 2006, and the proportion of unsecured balances in arrears at the end of March 2007 was lower than at 31 December 2006.

Contacts

Should you have any queries on these announcements, please contact: -

Stuart Dawkins	Director of Corporate Communications	Tel. 0116 200 3088 07798 580525
Mark Jones	Head of Investor Relations	Tel. 0116 200 4492 07798 581007
Press Office		Tel. 0116 200 3355

Disclaimer

NEW GROUP CHIEF EXECUTIVE

David Bennett, Group Finance Director of Alliance & Leicester plc, will become the company's Group Chief Executive with effect from 27 July 2007. This follows the announcement in February that Richard Pym, Group Chief Executive, had asked the Board to consider his successor, resulting in an extensive search process which considered a range of internal and external candidates.

Chris Rhodes, currently Managing Director, Retail Banking, will become Group Finance Director. The Retail Banking business will report directly to David Bennett, the Commercial Banking business will continue to report to Richard Banks.

Richard Pym retires from the Board on 27 July 2007.

Chairman, Sir Derek Higgs, commented:

"The search process we went through was extremely thorough and we are delighted to appoint David Bennett as Alliance & Leicester's Group Chief Executive. In his eight years with the Group, David has continually proved himself to have outstanding leadership abilities and judgement. He has played a key part in the development of Alliance & Leicester and in building the growth and momentum we can see in the Group's results.

"Chris Rhodes, too, is a vital part of Alliance & Leicester's leadership team and will make an excellent Group Finance Director. In his 19 years with the Group he has been successful in a variety of roles in Retail Banking, Commercial Banking and Finance.

"Richard Pym has been an outstanding Group Chief Executive. Under his leadership the Group has defined and is implementing a clear and successful strategy for growth, offering customers competitive products and shareholders strong returns. I would like to thank Richard for his drive and commitment to Alliance & Leicester, and to wish him well for the future as he builds a portfolio of interests where he can apply his many talents and experience."

David Bennett commented:

"I welcome the opportunity to lead Alliance & Leicester and to ensure that the growing momentum in our business continues at pace as we implement our strategy. Alliance & Leicester has a great management team and I have every confidence in the Group's continuing and growing success."

Richard Pym commented:

"It has been an honour to be Chief Executive of Alliance & Leicester, it is a first rate organisation with first rate people. In David Bennett, the Board have appointed a very talented leader who will bring flair and drive to building the business."

Contacts

Stuart Dawkins	Director of Corporate Communications	0116 200 3088
Mark Jones	Head of Investor Relations	0116 200 4492
Press Office		0116 200 3355

Background

Alliance & Leicester will be holding a conference call for analysts and investors at 9.00am today, to update the market on its trading in 2007. This statement sets out the information being provided in the conference call and subsequent analyst meetings.

Overall progress

Alliance & Leicester continues to focus on delivering its business strategy and is making good progress against each of its strategic objectives.

Our overall performance to date is expected to lead to our core operating profit for the 12 months ending 31 December 2007 being around the top of the current range of analyst forecasts (Note 1).

Franchise growth

We delivered strong franchise growth in the first three months of 2007.

Prime residential net mortgage lending was around £1bn, a 3.9% share of the UK total mortgage market, higher than our 3.5% share of UK mortgage balances. In the first quarter of 2007 we continued to distribute buy to let, self certified, near prime and sub prime specialist mortgage products under an agreement with Lehman Brothers, with around £80m of new lending made under this agreement. Since April 2007 we have started to underwrite buy to let mortgages with a loan to value ratio of below 85%, and to manage these loans on our own balance sheet.

Our unsecured personal loan gross advances were £802m in the first quarter of 2007, higher than in the same period in 2006. Unsecured loan balances at the end of March 2007 were £3.8bn. Personal customer deposit balances increased to just over £23bn at the end of March 2007 (December 2006: £22.7bn) and our current account base continues to grow, with sales of new current accounts in the first quarter of 2007 in line with the strong performance achieved in same period in 2006.

Our commercial lending balances were £6.9bn at the end of the first quarter of 2007, £400m higher than at the end of December 2006. Our business banking account base continues to see good growth, with new account openings in the first three months of 2007 higher than in the same period in 2006.

Income and costs

The revenue growth rate in the first half of 2007 is expected to be significantly higher than that achieved in similar periods in recent years. This reflects the strong franchise growth in our core products over the past few years and a more stable net interest margin.

Average interest earning assets in the first three months of 2007 were 9% higher than the average for the whole of 2006. The Group's net interest margin in the first three months of 2007 was slightly lower than the 2006 full year margin of 1.30%. Partner 4 and commercial lending non-interest income in the first half of 2007 are expected to increase, although this is expected to be offset by lower current account and money transmission revenues.

Total costs (Note 2) in the first half of 2007 are expected to be slightly lower than the £358m reported in the second half of 2006. Total costs will include an asset write-off of around £10m as a result of the planned re-development of our Bootle administration centre. This cost will be more than offset by a one-off reduction in the Group's Post Office costs resulting from the signing of a new cash contract in April 2007, which will also have ongoing benefits.

Operating lease depreciation for the first half of 2007 is expected to be broadly in line with the £39m incurred in the second half of 2006.

Asset quality and impairment losses

The Group's asset quality remains strong.

Our mortgage asset quality remains excellent, with the proportion of accounts in arrears remaining similar to that at the end of 2006.

Our unsecured personal loans asset quality remains strong with 5.5% of balances in arrears at 31 May 2007, lower than at 31 December 2006. We continue to expect the unsecured personal loan impairment loss charge in the first half of 2007 to be lower than for the same period in 2006, reflecting the higher quality of lending written since late

In Commercial Banking, the impairment loss charge in the first half of 2007 is expected to be slightly lower than the charge incurred in the second half of 2006.

Capital

We have commenced our £300m share buyback programme and as at 12 June 2007 we had bought back 4.6m shares at a total cost of £53.4m.

Conference call details

A conference call for analysts and investors will take place at 9.00 am today (13 June). To access the call, please call +44-(0)-207-863-6151 (US 1-866-432-7186) and ask for the Alliance & Leicester Pre-Close conference call. The call will also be broadcast via www.alliance-leicester-group.co.uk .

A replay of the conference call will be available on the website, or by calling +44-(0)-208-196-1998 (US 1-866-583-1035) and keying in the pass number 596980#.

Timetable and contacts

Alliance & Leicester's results for the 6 months ending 30 June 2007 will be announced on 27 July 2007. The analyst presentation will be held at the London Stock Exchange.

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Press Office		Tel: 0116 200 3355
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Note

1. As at 12 June, analyst forecasts for core operating profit were in the range £571m - £608m, with an average of £595m (based on 16 analyst forecasts). Core operating profit excludes any gains or losses from fair-value accounting volatility and any redundancy costs.

2. Total costs exclude operating lease depreciation and redundancy costs.

Regulatory information and disclaimers

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Nothing in this announcement should be construed as a profit forecast.

END